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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On February 11, 2002, HP issued the following press release.


[HP INVENT LOGO]

HP ISSUES STATEMENT AND SENDS LATEST LETTER TO SHAREOWNERS ON COMPAQ MERGER

PALO ALTO, Calif., Feb. 11, 2002 -- Hewlett-Packard Company (NYSE:HWP) today issued the following statement and mailed the attached letter to its shareowners regarding the Compaq merger. For more information on the merger, visit http://www.VotetheHPway.com.

HP has increasingly provided detailed information to our shareowners, customers and employees to help them understand the strategic logic of our plan to acquire Compaq and how it represents the very best way to deliver shareowner value. Over the last two and a half years, HP's full board has considered, debated and rejected every alternative Mr. Hewlett now suggests because these alternatives do not generate sufficient shareowner value and would set HP back.

Mr. Hewlett does not understand the linkages between our businesses and the importance of profitability, growth and market leadership in our industry. For example, among his latest assertions is the suggestion that we exit the PC business and shut down PC manufacturing plants. The fact is we have already outsourced our PC manufacturing. This suggestion underscores the absence of a real plan and illustrates his disregard for the strategic, financial and human consequences of such a decision.

With the exception of Mr. Hewlett, HP's directors and management will, together, continue to focus attention on the substance of our case and the merits of our merger with Compaq.

HP LETTER TO SHAREOWNERS
------------------------

February 11, 2002

Dear HP Shareowner:

As an owner of Hewlett-Packard, you have a unique opportunity to help decide the future direction of your company. We urge you to sign, date and return your WHITE proxy card to vote FOR the merger with Compaq Computer Corporation and to secure a stronger, more profitable future for HP.

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VOTE FOR INCREASING THE VALUE OF YOUR HP SHARES
     ---

Your vote FOR the merger is a vote FOR market leadership. A vote FOR stronger product lines. A vote FOR more focus on innovation and R&D. A vote FOR improved profitability and stronger cash flow. A vote FOR growth. A vote FOR greater opportunities for employees. Most importantly, it is a vote FOR value.

In fact, the cost savings created by the merger with Compaq have a net present value of $5 to $9 for each HP share.

VOTE FOR MARKET LEADERSHIP IN THE INDUSTRY'S FASTEST-GROWING SEGMENTS
     ---

Our industry is transforming, driven by a new wave of technology advances, changing customer requirements and increased competition. HP has a clear choice: lead the transformation and consolidation of our industry -- or be overtaken by it. MERGING WITH COMPAQ LETS US LEAD.

SERVERS: COMPAQ AND HP HAVE HIGHLY COMPLEMENTARY STRENGTHS. While HP is today a leader in UNIX servers, a market growing at 5-7 percent a year, the new HP also will be No. 1 in Windows servers, a market growing at more than 20 percent, and No. 1 in Linux servers, a market growing at more than 30 percent. Customers want freedom of choice and demand all three operating systems for price performance, flexibility and reduced time to market.

STORAGE: STORAGE IS A RAPIDLY GROWING AND EVOLVING MARKET. HP has powerful assets in the high-end storage category, but not enough to lead. With Compaq, we immediately become No. 1 in enterprise storage -- and the clear leader in storage-area networks, the fastest-growing segment of the storage market.

HIGH-PERFORMANCE COMPUTING: COMPAQ IS NO. 1 IN HIGH-PERFORMANCE TECHNICAL COMPUTING and fault-tolerant computing. With Himalaya, Compaq's fault-tolerant computing systems, and HP's own super-fast Superdome, we will lead in this highly profitable high-end systems market. We will also gain access to new customers and markets where high-performance, fault-tolerant computing is vital, such as the Department of Defense and the world's largest stock exchanges.

SERVICES: WITH COMPAQ, WE DOUBLE OUR SERVICE AND SUPPORT CAPACITY in mission-critical infrastructure design, outsourcing and

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support. Support is an especially steady and profitable business. It's like the printing supplies business -- more is better.

VOTE FOR A MORE COMPETITIVE PC BUSINESS
     ---

Personal computers are an important part of our overall portfolio. Today, HP's consumer retail PC business is successful and profitable, but we are behind in commercial PCs and we have made inadequate progress building a direct distribution capability. Where HP does 15 percent of its commercial business through the direct channel in the U.S., Compaq does 60 percent. Where HP achieves 25 inventory turns each year, Compaq achieves 62. BY COMBINING HP'S SUCCESSFUL RETAIL MODEL WITH COMPAQ'S SUCCESSFUL COMMERCIAL MODEL WE CAN BUILD A PROFITABLE, CASH-GENERATING BUSINESS AND ACHIEVE MORE TOGETHER, MUCH FASTER, THAN EITHER COMPANY COULD ON ITS OWN.

VOTE FOR STRENGTHENING HP'S LEAD IN IMAGING AND PRINTING
     ---

For years, our imaging and printing business has accounted for too much of HP's overall profitability. We must invest in imaging and printing to continue to lead. Continued growth in imaging and printing means creating new categories -- such as digital publishing and digital imaging. These growth opportunities are greatly enhanced by our interrelated capabilities in computing, storage, servers and network management. Making our PC and enterprise computing businesses much more profitable improves our ability to invest more in the future of imaging and printing.

VOTE FOR MORE CUSTOMERS, MORE INNOVATION, MORE PROFIT AND MORE CASH
     ---

By merging with Compaq, we will double the size of our sales force to 15,000, increase our R&D budget to more than $4 billion a year and add important capabilities to HP Labs. And, with well over 60 percent of our revenues coming from outside the U.S., we will become the No. 1 player in dozens of countries around the world.

WITH EXPECTED COST SAVINGS OF AT LEAST $2.5 BILLION PER YEAR, WE WILL MATERIALLY IMPROVE THE PROFITABILITY OF ALL OF HP'S BUSINESSES. By 2003, we expect the profit margin of our enterprise business to reach 9 percent (up from -3 percent in 2001) and our services business to reach operating margins of 14 percent (up from 5 percent in 2001). We also expect the PC business to move decisively into the black -- with operating margins swinging to positive 3 percent from -4 percent in 2001,

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more than returning its cost of capital and generating substantial cash flow.

We expect these benefits to generate $1.5 billion of cash flow per quarter, net of capital expenditures by 2004. Importantly, by improving our profitability we will be able to preserve jobs, continue to fund R&D and innovation, and maintain our long-standing commitment to investment in the communities in which we live and work.

VOTE FOR THE PEOPLE OF HP
     ---

Our employees are our greatest assets. Our track record of maintaining profitability throughout 2001 and recent positive earnings announcements prove what our people can accomplish. The people of HP want to build on our legacy, not rest on it. We are executing and will continue to do so. The people of HP deserve the opportunities that growth, leadership and improved profitability will make possible.

We aren't distracted by the merger or the challenge of integration. And our customers aren't defecting. A dedicated integration team of more than 450 people, led by experienced managers, has been working around the clock to make sure that we learn the lessons of past mergers and make the right decisions for the new company.

We are addressing the critical factors for successful merger execution -- defining governance for the new company, ensuring an unyielding focus on customers, developing clear product roadmaps and preparing ourselves for Day One across every level of the company. We are building business plans to ensure we can meet or exceed shareowners' expectations.

HP is a strong company, a company capable of making this pragmatic and decisive move to position us for leadership and secure our future. This is a choice between taking the hill and charging ahead or retreating and falling behind. This is a choice between embracing the future of our industry or attempting in vain to preserve the status quo.

VOTE FOR YOUR BOARD AND MANAGEMENT TEAM
     ---

This merger represents the collective judgment of eight members of your Board of Directors, experienced business and technology industry leaders, who, together with the HP management team, have

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spent the last 2 1/2 years evaluating the best strategic move for HP. Your
Board's collective experience includes:

     o Phil Condit, the chief executive officer of Boeing, has managed Boeing's acquisitions of McDonnell Douglas, Hughes space division and Rockwell's defense and aerospace business -- moves that transformed the aerospace industry.

     o Sam Ginn, former chairman of Vodafone, managed the merger of Air Touch and Vodafone and the spin-off of Pacific Telesis from AT&T.

     o Dick Hackborn is an HP veteran who worked alongside our co-founders Bill Hewlett and Dave Packard for 30 years and built HP's imaging and printing business.

     o Pattie Dunn, chief executive officer of Barclays Global Investors, oversees the management of $800 billion worth of investor assets.

     o Jay Keyworth, chairman and senior fellow of the Progress and Freedom Foundation and former director of the White House Office of Science and Technology, was a long-time friend and personal advisor to Dave Packard.

     o Bob Knowling, chairman and chief executive officer of Internet Access Technologies, played a central role in transforming Ameritech and helping to manage its acquisition of GE Information Services.

Together, we debated the hard questions. We looked at all the alternatives. And we unanimously concluded that merging with Compaq is the single best way to create shareowner value and return HP to industry leadership.

THE OPPOSITION OFFERS NO PLAN

We simply do not understand why Walter Hewlett opposes this carefully considered merger. He has no plan to address the challenges and opportunities that HP faces. He presents no alternative. He is just saying no. As Mr. Hewlett tries to convince others to say no, his platform mischaracterizes the facts and the process by which HP's board came to this decision.

If Walter prevails, your board would face the same set of choices, the same set of challenges and the same set of alternatives we have already considered, debated and rejected. In

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this rapidly changing IT market, we cannot afford to lose this opportunity nor do we have the luxury of time to start over.

VOTE FOR PROTECTING AND GROWING THE VALUE OF YOUR HP INVESTMENT. PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY. WE APPRECIATE YOUR SUPPORT.

Sincerely,

Members of Hewlett-Packard's Board of Directors

(signed by)

Philip M. Condit                            Richard A. Hackborn
Patricia C. Dunn                            George A. Keyworth II
Carleton S. Fiorina                         Robert E. Knowling Jr.
Sam Ginn                                    Robert P. Wayman

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at 877/750-5836 or GEORGESON SHAREHOLDER toll-free at 888/921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

(End of Letter)


FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of

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belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002, and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650/857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box

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692000, Houston, Texas 77269-2000, 800/433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                     * * * *

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com